| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-11190 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 south Avenue

(No. and Street)

| Fanwood | NJ | 07023 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Chemidlin                                         (908) 322-1800

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPA's

(Name – *if individual, state last, first, middle name*)

| 76 North Walnut Street | Ridgewood | NJ | 07450 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter J. Chemidlin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, Inc. _____, as of December 31, _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JANET E. ROCKMORE
NOTARY PUBLIC OF NEW JERSEY
ID # 50028614
My Commission Expires 12/14/2020

_____
Signature

_____
Title
President

_____
Notary Public
Janet E. Rockmore

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FAMILY INVESTORS COMPANY, INC.**
**REPORT ON AUDIT OF FINANCIAL STATEMENTS**
**AND SUPPLEMENTAL INFORMATION**


**Pursuant to Rule 17a5 of**
**The Securities Exchange Act of 1934**
**SEC File No. 8-11190**

**FOR THE YEAR ENDED DECEMBER 31, 2020**

**FAMILY INVESTORS COMPANY, INC.**
**TABLE OF CONTENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Family Investors Company, Inc.'s management. Our responsibility is to express an opinion on Family Investors Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Family Investors Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Family Investors Company, Inc.'s financial statements. The supplemental information is the responsibility of Family Investors Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*BDG-CPAs*

We have served as Family Investors Company, Inc.'s auditor since 2018.

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2021



**FAMILY INVESTORS COMPANY, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2020**

## ASSETS

**Current assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 265,188 |
| Securities owned at market | | 582,081 |
| Receivables non-customers | | 292,639 |
| Prepaid taxes | | 12,182 |
| Prepaid expenses | | 6,596 |
| **Total Current Assets** | **$** | **1,158,686** |

| | | |
|---|---|---:|
| **Property and equipment, net of accumulated depreciation** | | **12,808** |

**Other Assets**

| | | |
|---|---|---:|
| Reserved cash | | 50,933 |
| Security deposit | | 1,400 |
| **Total Other Assets** | | **52,333** |

| | | |
|---|---|---:|
| **TOTAL ASSETS** | **$** | **1,223,827** |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Current Liabilities**

| | | |
|---|---|---:|
| Accounts Payable and accrued expenses | $ | 528,594 |

**Long-term Liability**

| | | |
|---|---|---:|
| Deferred Tax Expense | $ | 20,115 |

| | | |
|---|---|---:|
| **Total Liabilities** | | **548,709** |

**Stockholders' equity**

| | | |
|---|---|---:|
| Common stock, no par value; 2,500 shares | | |
| Authorized, 1,175 shares issued, and 1,075 outstanding | | 52,750 |
| Cost of 100 shares of common stock held by the Company | | (30,950) |
| Retained Earnings | | 653,318 |
| **Total Stockholders' equity** | | **675,118** |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$** | **1,223,827** |

The accompanying notes are an integral part of these financial statements.

**FAMILY INVESTORS COMPANY, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | |
|---|---:|
| Revenues | $2,183,734 |
| Cost of Revenues | 1,050,525 |
| Net Revenues | 1,133,209 |
| | |
| General and administrative expenses: | |
| Other salaries & consulting | 627,313 |
| General administrative | 545,573 |
| Total general and administrative | 1,172,886 |
| | |
| Income/(Loss) from operations | (39,677) |
| | |
| Other income: | |
| Interest income | 222 |
| Dividend income | 39,135 |
| Unrealized ordinary gain on securities | 40,033 |
| Total other income | 79,390 |
| | |
| Income before provision for income taxes | 39,713 |
| | |
| Provision for income taxes | 13,579 |
| | |
| Net Income | $26,134 |

The accompanying notes are an integral part of these financial statements.

**FAMILY INVESTORS COMPANY, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

|  | Common Stock | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2020 | $52,750 | ($30,950) | $627,184 | $648,984 |
| Net Income for fiscal year | - | - | 26,134 | 26,134 |
| Balance at December 31, 2020 | $52,750 | ($30,950) | $653,318 | $675,118 |

The accompanying notes are an integral part of these financial statements.

**FAMILY INVESTORS COMPANY, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | |
|---|---:|
| Operating activities: | |
| Net Income | $26,134 |
| Adjustment to reconcile net income to net cash flows | |
| Depreciation | 7,163 |
| | |
| Changes in other operating assets and liabilities | |
| Securities owned at market, net | (79,172) |
| Prepaid Taxes | (9,647) |
| Prepaid expenses | 133 |
| Accounts receivable | (29,956) |
| Accounts payable and accrued expenses | 30,549 |
| Deferred taxes, net | 10,282 |
| Net cash used by operating activities | (44,514) |
| | |
| Cash flows from financing activities | - |
| | |
| Investing activities | |
| Disposal of fixed assets | 1,517 |
| Net cash used in investing activities | 1,517 |
| | |
| Net decrease in cash during the fiscal year | (42,997) |
| | |
| Cash at December 31, 2019 | 308,185 |
| | |
| Cash at December 31, 2020 | $265,188 |

**Supplemental disclosure of cashflow information**

| | |
|---|---:|
| Interest paid during the year | $0 |
| Income taxes paid during the year | $12,182 |

The accompanying notes are an integral part of these financial statements.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (K)(2)(ii) of that rule.

*Basis of Accounting*

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

*ASC 606 Revenue Recognition*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments, except for those held or long-term investment, with maturities of three months or less when purchased to be cash equivalents.

*Deposit at Clearing Broker*

A cash deposit is required to be held by the clearing broker in order to maintain a contractual clearing agreement.

_Securities Transactions_

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transaction and pays the Company a commission.

Customer payments for the investment company shares are payable directly to the investment company.

_Property and Equipment_

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial purposes at rates based on the following estimated useful lives:

|  | Years |
|---|---|
| Office Equipment | 7 |
| Furniture | 5 |

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for the maintenance and repairs are charged to expense as incurred.

*Revenue and Cost Recognition*

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

*Advertising Costs*

The company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2020 was $24,245.

*Income Taxes and Deferred Taxes*

The Company is taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*Uncertain Tax Positions*

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2020.

*Receivables from Non-Customers*

Commission revenue and other fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year is recorded as receivables from non-customers at a net realized value. If amounts become uncollectible, they will be charged to the operations when that determination is made.

*Use of Estimates*

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from the estimates.

*Date of Management's Review*

Management has evaluated subsequent events through February 26, 2021 which is the date the financial statements were available to be issued.

**2) FAIR VALUE MEASUREMENTS**

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

*Fair Value Hierarchy*

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair market value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for the identical assets or liabilities (Level 1 measurement) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

*Determination of Fair Value*

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

*Cash Value and Cash Equivalents, Short Term Financial Instruments, Receivables from Non-Customers and Accounts Payable*

The carrying amounts approximate fair value because of the short maturity of instruments.

*Investments in Mutual Funds*

Investments in mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; as are unrealized holdings gains and losses.

*Assets Measured and recognized at Fair Value on a Recurring Basis*

The table below presents the amounts of assets measured at fair value recurring basis as of December 31, 2020:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Mutual funds | $ 582,081 | $ 582,081 | $ - | $ - |

See Report of Independent Registered Public Accounting Firm.

### 3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2020 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2020.

### 4) RECEIVABLES FROM NON-CUSTOMERS

Amounts receivable from the clearing broker investment companies at December 31, 2020 consist of fees and commissions receivable in the amount of $292,639. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

### 5) SECURITIES OWNED – MARKETABLE

As of December 31, 2020, the Company has no holdings in equity securities classified as securities owned at market in the statement of financial condition. Marketable securities owned are considered trading securities by management. At December 31, 2020, marketable securities consist of mutual funds in the amount of $582,081.

### 6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2020. Depreciation expense for the year then ended was $7,163.

| | |
|---|---:|
| Furniture and fixtures | $ 45,884 |
| Office equipment | 49,059 |
| | 94,943 |
| Less accumulated depreciation | 82,135 |
| | $ 12,808 |

See Report of Independent Registered Public Accounting Firm.

### 7) INCOME TAX

The income tax expense (benefit) for the year ended December 31, 2020 consists of the following:

| | | |
|---|---|---:|
| Current | | |
| | Federal | $ 2,821 |
| | State and local | 476 |
| | | 3,297 |
| Deferred | | |
| | Federal | 7,725 |
| | State and local | 2,557 |
| | | 10,282 |
| | | $ 13,579 |

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income tax primarily because of the dividend received deduction and the unrealized gain/loss deductibility. The deferred tax liability of $20,115 as of December 31, 2020 relates primarily to the net unrealized gain position as this will be realized only upon disposition, this item is non-current. The Company has chosen to early adopt the amendments in FASB Accounting Standards Update (ASU) 2015-17 *Balance Sheet Classifications of Deferred Taxes,* prior periods were not retrospectively adjusted.

### 8) EMPLOYEE BENEFIT PLAN

The company maintains a contributory profit sharing plan as defined under section 401(k) of the U.S. Internal Revenue Service Code covering substantially all employees. Company contributes to the plan at a rate of 6% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2020 were $50,524.

In addition the company has a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected to contribute to the profit sharing plan for 2020. The profit sharing contribution for the year ended was $65,075.

## 9) CONCENTRATION OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

For the year ended December 31, 2020, commissions from three companies represented approximately 71% of the total commissions earned.

The Company maintains in its cash balances various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, cash balance held by the clearing broker totaled $50,933, and the cash balance held in the money market fund totaled $761. These balances are not insured by the FDIC.

## 10) NET CAPITAL REQUIREMENTS FROM PRIOR YEAR

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $406,314 which was $356,314 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2020 was 1.3 to 1.0.

## 11) SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2020 through the date of this report and found no material subsequent events occurring during this period.

## 12) REVENUES FROM CONTRACTS WITH CUSTOMERS

*Significant Judgments*

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

See Report of Independent Registered Public Accounting Firm.

*Commissions*

*Brokerage commissions*: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*Disaggregated Revenue from Contracts with Customers*

The following table presents revenue by major source.

| Revenue from contracts with customers | |
|---|---|
| Commissions | |
| Brokerage Commissions | $2,183,734 |
| Total commission revenue | $2,183,734 |
| Total revenue from contracts with customers | $2,183,734 |

## 13) ECONOMIC UNCERTAINTY RELATED TO COVID-19

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. As of December 31, 2020, the Company had sufficient liquidity to continue operations into the foreseeable future.

**SCHEDULE I & II**
**Computation of the Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1**

| | |
|---|---:|
| Total stockholders' equity | $675,118 |
| | |
| Non-allowable assets: | |
| Accounts receivable (unallowable portion) | 148,291 |
| Property and equipment, net of accumulated depreciation | 12,808 |
| Prepaid expenses | 18,778 |
| Security deposits | 1,400 |
| Petty cash | 200 |
| Total non-allowable assets, deductions and charges | 181,477 |
| | |
| **NET CAPITAL** | $493,641 |
| | |
| Haircut on securities and money market funds | 87,327 |
| | |
| **ADJUSTED NET CAPITAL** | **$406,314** |
| | |
| Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater | 50,000 |
| | |
| **EXCESS NET CAPITAL** | $ 356,314 |
| | |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts Payable and accrued expenses | $528,594 |
| | |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 130.09% |
| | |
| Excess net capital previously reported | $356,314 |
| | |
| Differences due to rounding adjustments | |
| | |
| Excess net capital per this report | $356,314 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm and accompanying notes.

**SCHEDULE III**

February 26, 2021

### *Rule 15c3-3 Exemption Report*

This is to certify that, to the best of my knowledge and belief:

Family Investors Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5. "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belies Family Investors Company, Inc. states the following:

Family Investors Company, Inc. claimed an exemption under the provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Family Investors Company, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Peter J. Chemidlin
President
Family Investors Company, Inc.



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Family Investors Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*BDG-CPAs*

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2021



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Family Investors Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Family Investors Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Family Investors Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Family Investors Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*BDG-CPAs*

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2021



| SIPC-7 | SECURITIES INVESTOR PROTECTION CORPORATION | SIPC-7 |
|---|---|---|
| (36-REV 12/18) | P.O. Box 92185 Washington, D.C. 20090-2185 | (36-REV 12/18) |

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended __12/31/2020__

(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11190 FINRA DEC
FAMILY INVESTORS COMPANY
P.O. BOX 100
265 SOUTH AVE.
FANWOOD, NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Tomljanovic 908.322.1800

2. A.  General Assessment (item 2e from page 2)               $2,646

   B.  Less payment made with SIPC-6 filed (**exclude interest**)      (1,225                )
       7/28/2020
       _____
              Date Paid

   C.  Less prior overpayment applied                        (0                )

   D.  Assessment balance due or (overpayment)               1,421

   E.  Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F.  Total assessment balance and interest due (or overpayment carried forward)   $1,421

   G.  **PAYMENT:  √ the box**
       Check mailed to P.O. Box ☐ Funds Wired ☐  ACH ☐  $1,421
       **Total (must be same as F above)**

   H.  Overpayment carried forward                           $(0                )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Family Investors Company, Inc
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __17__ day of __February__, 20__21__.

FINOP - Susan Tomljanovic
_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____
      Postmarked      Received      Reviewed

Calculations _____            Documentation _____            Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)     $ 2,263,123

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.     0

(2) Net loss from principal transactions in securities in trading accounts.     0

(3) Net loss from principal transactions in commodities in trading accounts.     0

(4) Interest and dividend expense deducted in determining item 2a.     0

(5) Net loss from management of or participation in the underwriting or distribution of securities.     0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.     0

(7) Net loss from securities in investment accounts.     0

     Total additions     0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.     459,037

(2) Revenues from commodity transactions.     0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.     0

(4) Reimbursements for postage in connection with proxy solicitation.     0

(5) Net gain from securities in investment accounts.     40,033

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.     0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).     0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):     0

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.     $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).     $ 0

     Enter the greater of line (i) or (ii)

     Total deductions     499,070

2d. SIPC Net Operating Revenues     $ 1,764,053

2e. General Assessment @ .0015     $ 2,646

     (to page 1, line 2.A.)

**2**